UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2022 results

Operating and Financial Review and Prospects
June 30, 2022

ICL Reports Record Second Quarter 2022 Results and Raises Guidance
Company executed on growth strategy, which continued to result in strong performance of specialties businesses, as it also benefitted from significant market upside

Tel Aviv, Israel, July 27, 2022 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the second quarter ended June 30, 2022.  Consolidated sales of $2,880 million were up 78% year-over-year versus $1,617 million. Operating income of $1,139 million was up 369% versus $243 million and up 383% versus adjusted operating income of $236 million.  Net income of $563 million was up 302%, while adjusted net income of $751 million was up 456%.  Adjusted EBITDA of $1,258 million was up 249% versus $360 million.  EBITDA margin of 43.7% was up versus 22.3%.

ICL’s continued focus on long-term specialties solutions benefitted the Company once again, with additional significant upside from commodity prices.  During the quarter, the Company’s strong performance was supported by increased demand and higher prices in most markets and achieved despite increased raw material costs and continued global supply chain challenges.

“In the second quarter, ICL delivered all-time record sales, operating income and EBITDA, and another consecutive quarter of profit and margin growth, with record results from all our specialty businesses and our commodity businesses.  We also achieved multiple production records, as we continued to focus on efficiency and productivity,” said Raviv Zoller, president and CEO of ICL. “Our performance in the quarter reaffirms our specialties strategy, and our strong balance sheet will allow us to accelerate business expansion opportunities, including growth through investments in R&D, capacity and new products, among others.”

Due to very strong results in the first half, ICL is raising its expectations for full year adjusted EBITDA to a range of $3,800 million to $4,000 million, from previous guidance of $3,500 million to $3,750 million.  Between $1,500 million to $1,600 million of 2022 EBITDA is expected to come from the company’s specialties focused businesses, up from previous expectations calling for contribution of $1,300 million to $1,400 million. (1a)

In addition, ICL has reached an understanding with the Israeli Tax Authority and settled the dispute concerning the Israeli Law for Taxation of Profits from Natural Resources.  The settlement agreement provides final assessments for the tax years 2016 to 2020, as well as outlines understandings for the calculation of the levy for the years from 2021 and onwards. As a result of the settlement agreement, in the second quarter of 2022, the Company recognized tax expenses for prior years in the amount of $188 million.  ICL welcomes the conclusion of this dispute, which ended through a dialogue and prevented the potential for years-long legal proceedings, while providing expected business certainty for years to come.

 ICL Group Limited Q2 2022 Results 1

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2022 (Interim Financial Statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contain certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs over 12,000 people worldwide, and its 2021 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com1.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

 ICL Group Limited Q2 2022 Results 2

Financial Figures and non-GAAP Financial Measures

4-6/2022		4-6/2021		1-6/2022		1-6/2021		1-12/2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	2,880	-	1,617	-	5,405	-	3,127	-	6,955	-
Gross profit	1,539	53	570	35	2,784	52	1,065	34	2,611	38
Operating income	1,139	40	243	15	2,041	38	428	14	1,210	17
Adjusted operating income (1)	1,139	40	236	15	2,019	37	421	13	1,194	17
Net income attributable to the shareholders of the Company	563	20	140	9	1,195	22	275	9	783	11
Adjusted net income - shareholders of the Company (1)	751	26	135	8	1,364	25	270	9	824	12
Diluted earnings per share (in dollars)	0.44	-	0.11	-	0.93	-	0.22	-	0.60	-
Diluted adjusted earnings per share (in dollars) (2)	0.58	-	0.11	-	1.06	-	0.21	-	0.64	-
Adjusted EBITDA (2)	1,258	44	360	22	2,260	42	662	21	1,687	24
Cash flows from operating activities	627	-	242	-	952	-	448	-	1,065	-
Purchases of property, plant and equipment and intangible assets (3)	220	-	151	-	351	-	298	-	611	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated. See the disclaimer below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and adjust items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net". While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective.

 ICL Group Limited Q2 2022 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Innovative Ag Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

 ICL Group Limited Q2 2022 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	1,139	243	2,041	428	1,210
Divestment related items and transaction costs from acquisitions (1)	-	(8)	(22)	(8)	(22)
Dispute and other settlement expenses (2)	-	-	-	-	5
Impairment and disposal of assets, provision for closure and restoration costs (3)	-	1	-	1	1
Total adjustments to operating income	-	(7)	(22)	(7)	(16)
Adjusted operating income	1,139	236	2,019	421	1,194
Net income attributable to the shareholders of the Company	563	140	1,195	275	783
Total adjustments to operating income	-	(7)	(22)	(7)	(16)
Total tax adjustments (4)	188	2	191	2	57
Total adjusted net income - shareholders of the Company	751	135	1,364	270	824

(1)
For 2022, reflects a capital gain related to the Company’s divestment of a 50%-owned joint venture, Novetide. For 2021, it reflects a capital gain related to the sale of an asset in Israel and the divestment by the Company’s Industrial Products segment of its Zhapu site in China, partially offset by an earnout adjustment relating to divestment in previous years, as well as transaction costs related to acquisitions in Brazil.

(2)
For 2021, reflects settlement costs related to the termination of a partnership between ICL Iberia and Nobian, as well as reimbursement of arbitration costs related to a potash project in Ethiopia, which was partially offset by reversal of a VAT provision following a court ruling in Brazil.

(3)
For 2021, reflects the disposal of a pilot investment in Spain that did not materialize and an increase in restoration costs, offset by a reversal of impairment due to the strengthening of phosphate prices.

(4)
For 2022, reflects tax expenses in respect of prior years following a settlement with the Israeli Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including for the measurement of fixed assets, and the tax impact of adjustments made to operational income. For additional information, see Note 6 to the Company’s interim Financial Statements. For 2021, the amount includes tax expenses related to the release of trapped earnings of the Company and certain Israeli subsidiaries and the tax impact of adjustments made to operational income.

 ICL Group Limited Q2 2022 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	585	150	1,242	292	832
Financing expenses, net	14	30	48	50	122
Taxes on income	540	64	751	87	260
Less: Share in earnings of equity-accounted investees	-	(1)	-	(1)	(4)
Operating income	1,139	243	2,041	428	1,210
Depreciation and amortization	119	124	241	241	493
Adjustments (1)	-	(7)	(22)	(7)	(16)
Total adjusted EBITDA (2)	1,258	360	2,260	662	1,687

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated, see the disclaimer above.

Calculation of diluted adjusted earnings per share was made as follows:

4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to the shareholders of the Company	563	140	1,195	275	783
Adjustments (1)	-	(7)	(22)	(7)	(16)
Total tax adjustments	188	2	191	2	57
Adjusted net income - shareholders of the Company	751	135	1,364	270	824
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,291,696	1,285,658	1,291,243	1,284,873	1,287,051
Diluted adjusted earnings per share (in dollars) (2)	0.58	0.11	1.06	0.21	0.64

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

 ICL Group Limited Q2 2022 Results 6

Events in the reporting period

1.
Global potash supply further tightened after the first quarter of 2022, following a ban on Belaruskali potash rail shipments by Ukraine, in addition to an existing Belarus potash exports ban imposed by Lithuania. Export volumes by Belaruskali slightly increased during the quarter as it used alternative export routes through Russia, mainly to China, but remained significantly lower year-over-year.

2.
The Russian invasion of Ukraine during the first quarter led to a humanitarian crisis in Ukraine and the imposition of significant economic sanctions on Russia. This resulted in the curtailment of exports of fertilizers from Russia, rising gas prices and continued significant increases in crop prices, mainly of wheat, which further increased pressure on already rising fertilizer prices. However, global uncertainty diminished somewhat in the second quarter due to partial continued wheat exports by both countries, as well as Russian export of fertilizers, leading to a moderate decrease in fertilizer prices toward the end of the quarter.

The duration of the crisis in Ukraine cannot be predicted and it is difficult to assess its future impact on ICL’s results and operations. However, in the Company's estimation, no material adverse effects on its business operations are expected. The Company continuously reviews developments relating to the crisis and its potential consequences and will make necessary adjustments to minimize any negative effects on the results of its activities, as much as possible.

3.
As the COVID-19 pandemic continues to create business and economic interruptions and its effect on global markets remains noticeable, the Company continues to take measures to ensure the health and safety of its employees, suppliers, other business partners and the communities in which it operates to ensure continuation of its operations and proper functioning of its facilities worldwide to minimize the pandemic's potential impact on the Company’s business.

 ICL Group Limited Q2 2022 Results 7

Consolidated Results Analysis

Results analysis for the period April – June 2022

Sales	Expenses	Operating income
$ millions	$ millions	$ millions
Q2 2021 figures	1,617	(1,374)	243
Total adjustments Q2 2021*	-	(7)	(7)
Adjusted Q2 2021 figures	1,617	(1,381)	236
New Brazilian Business' contribution	177	(139)	38
Quantity	(12)	(8)	(20)
Price	1,211	-	1,211
Exchange rates	(113)	80	(33)
Raw materials	-	(173)	(173)
Energy	-	(25)	(25)
Transportation	-	(48)	(48)
Operating and other expenses	-	(47)	(47)
Adjusted Q2 2022 figures	2,880	(1,741)	1,139
Total adjustments Q2 2022*	-	-	-
Q2 2022 figures	2,880	(1,741)	1,139

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-	New Brazilian business' contribution - In July 2021, the Company completed the acquisition of a South American plant nutrition business, ADS.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, phosphate fertilizers, and bromine-based industrial solutions, mainly elemental bromine. This trend was partly offset by higher sales volumes of clear brine fluids, acids and salts, mainly in Asia and Europe.

-
Price - The positive impact on operating income was primarily related to an increase of $469 in the average realized price per ton of potash year-over-year, as well as to an increase in the selling prices of phosphate fertilizers, acids, salts, specialty agriculture and FertilizerpluS products, bromine and phosphorus-based flame retardants and bromine-based industrial solutions.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the euro and the Chinese yuan against the US dollar, which led to a negative impact on sales that exceeded the positive effect on operational costs.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur consumed during the quarter, as well as higher prices of commodity fertilizers and raw materials used in the production of phosphorus-based flame retardants.

-	Energy – The negative impact on operating income was due to an increase in electricity prices, mainly in Europe.

 ICL Group Limited Q2 2022 Results 8

-	Transportation – The negative impact on operating income was due to an increase in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, and royalty payments as a result of higher revenue.

The following table sets forth sales by geographical regions based on the location of the customers:

4-6/2022		4-6/2021
$ millions	% of Sales	$ millions	% of Sales
Asia	729	25	462	29
Europe	806	28	519	32
South America	828	29	262	16
North America	359	12	271	17
Rest of the world	158	6	103	6
Total	2,880	100	1,617	100

-
Asia – The increase primarily relates to higher selling prices of potash, phosphate fertilizers, bromine-based flame retardants and bromine-based industrial solutions, as well as an increase in selling prices and sales volumes of acids, specialty agriculture and FertilizerpluS products. The increase was partly offset by a decrease in sales volumes of potash and bromine-based flame retardants.

-
Europe – The increase primarily relates to higher selling prices and sales volumes of potash, white phosphoric acid (WPA), FertilizerpluS and specialty agriculture products, and phosphate-based food additives, as well as higher selling prices of phosphate fertilizers and industrial salts. The increase was partly offset by an unfavorable impact of the depreciation of the average exchange rate of the euro against the US dollar.

-
South America – The increase primarily relates to higher sales volumes and selling prices of potash and specialty agriculture products, which include sales from our acquired ADS business, as well as higher selling prices of phosphate fertilizers, white phosphoric acid (WPA) and higher sales volumes of FertilizerpluS products. The increase was partly offset by a decrease in sales volumes of clear brine fluids.

-
North America – The increase primarily relates to higher selling prices of phosphorus-based flame retardants, phosphate fertilizers, specialty agriculture products and potash, as well as higher sales volumes of clear brine fluids. The increase was partly offset by a decrease in sales volumes of potash, phosphorus-based flame retardants and phosphate fertilizers.

-	Rest of the world – The increase in sales was primarily related to higher sales volumes and selling prices of potash and specialty agriculture products.

 ICL Group Limited Q2 2022 Results 9

Financing expenses, net

Net financing expenses in the second quarter of 2022 amounted to $14 million compared to $30 million in the corresponding quarter last year, a decrease of $16 million.

The main change is due to long-term employee benefits provisions and lease revaluation income, which increased by $57 million, due to depreciation of the Israeli shekel against the US dollar compared to appreciation in the corresponding quarter. On the other hand, for the same reason, there was an increase of $38 million in losses from hedging transactions.

Tax expenses

In the second quarter of 2022, the Company’s reported tax expenses amounted to $540 million, reflecting, in part, a settlement agreement with the Israeli Tax Authority regarding the surplus profit levy. Following the settlement agreement, the Company recorded tax expenses in respect of prior years in the amount of $188 million. The quarter's tax expenses, excluding the said prior year's expenses, amounted to $352 million compared to $64 million in the corresponding quarter last year, reflecting an effective tax rate of 31% and 30%, respectively. The Company’s relatively high effective tax rate for this quarter was the result of tax expenses relating to the surplus profit levy for the current period, partially offset by the favorable impact of the devaluation of the Israeli shekel against the US dollar. The Company's relatively high tax rate in the corresponding quarter was mainly affected by the appreciation of the Israeli shekel against the US dollar, which had a negative effect on the shekel denominated tax provisions.

 ICL Group Limited Q2 2022 Results 10

Results analysis for the period January – June 2022

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	3,127	(2,699)	428
Total adjustments YTD 2021*	-	(7)	(7)
Adjusted YTD 2021 figures	3,127	(2,706)	421
New Brazilian Business' contribution	302	(248)	54
Quantity	(25)	10	(15)
Price	2,156	-	2,156
Exchange rates	(155)	99	(56)
Raw materials	-	(326)	(326)
Energy	-	(48)	(48)
Transportation	-	(74)	(74)
Operating and other expenses	-	(93)	(93)
Adjusted YTD 2022 figures	5,405	(3,386)	2,019
Total adjustments YTD 2022*	-	22	22
YTD 2022 figures	5,405	(3,364)	2,041

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-	New Brazilian businesses' contribution – In July 2021, the Company completed the acquisition of the South American Plant Nutrition business of ADS.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine-based industrial solutions, mainly elemental bromine and clear brine fluids, as well as phosphorus and bromine-based flame retardants. This decrease was partly offset by higher sales volumes of acids, salts, phosphate fertilizers and phosphate-based food additives.

-
Price – The positive impact on operating income was primarily related to an increase of $406 in the average realized price per ton of potash year-over-year, as well as an increase in the selling prices of phosphate fertilizers, acids, salts, specialty agriculture and FertilizerpluS products, bromine, and phosphorus-based flame retardants, bromine and phosphorus-based industrial solutions, and specialty minerals.

-
Exchange rates - The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur consumed during the quarter, as well as higher prices of commodity fertilizers and raw materials used in the production of bromine and phosphorus-based flame retardants.

-	Energy - The negative impact on operating income was due to an increase in electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income was due to an increase in marine and inland transportation costs.

 ICL Group Limited Q2 2022 Results 11

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, and royalty payments due to higher revenue.

The following table sets forth sales by geographical regions based on the location of the customers:

1-6/2022		1-6/2021
$ millions	% of Sales	$ millions	% of Sales
Asia	1,466	27	846	27
Europe	1,530	28	1,147	37
South America	1,344	25	371	12
North America	774	14	566	18
Rest of the world	291	6	197	6
Total	5,405	100	3,127	100

-
Asia – The increase primarily relates to higher sales volumes and selling prices of potash, bromine-based industrial solutions products, phosphate fertilizers, acids and specialty agriculture and FertlizerpluS products, as well as an increase in the selling prices of bromine-based flame retardants. The increase was partly offset by a decrease in sales volumes of bromine-based flame retardants.

-
Europe – The increase relates to higher selling prices and volumes of potash, phosphate fertilizers and bromine-based flame retardants, as well as white phosphoric acid (WPA), industrial salts, FertilizerpluS and specialty agriculture products, phosphorus-based flame retardants and phosphate-based food additives. The increase was partly offset by a decrease in sales volumes of potash and an unfavorable impact of the depreciation of the average exchange rate of the euro against the US dollar.

-
South America – The increase primarily relates to higher sales volumes and selling prices of potash, as well as higher sales volumes of specialty agriculture and FertlizerpluS products, which include sales from our recently acquired Fertiláqua and ADS businesses, together with higher selling prices of phosphate fertilizers and white phosphoric acid (WPA). The increase was partly offset by a decrease in sales volumes of clear brine fluids.

-
North America – The increase primarily relates to higher selling prices of potash, phosphate fertilizers, white phosphoric acid (WPA), phosphate-based food additives, phosphorus-based flame retardants, as well as specialty agriculture products and industrial salts. The increase was partly offset by a decrease in sales volumes of potash, phosphorus-based flame retardants and phosphate fertilizers.

-	Rest of the world – The increase primarily relates to higher sales volumes of potash and specialty agriculture products.

 ICL Group Limited Q2 2022 Results 12

Financing expenses, net

Net financing expenses in the six-month period ended June 30, 2022, amounted to $48 million, compared to $50 million in the corresponding period last year, a decrease of $2 million.

The main change is due to provisions for long-term employee benefits and lease revaluation income, which increased by $51 million, due to higher depreciation of the Israeli shekel against the US dollar compared to the corresponding period. On the other hand, for the same reason, there was an increase of $32 million in losses from hedging transactions, as well as $7 million decrease in capitalized interest income and a $7 million increase in short-term hedging expenses.

Tax expenses

For the six-month period ended June 30, 2022, the Company's reported tax expenses amounted to $751 million, reflecting a settlement agreement with the Israeli Tax Authority regarding the surplus profit levy. Following the settlement agreement, the Company recorded tax expenses in respect of prior years in the amount of $188 million. The tax expenses for the period, excluding the said prior years expenses, amounted to $560 million compared to $87 million in the corresponding period last year, reflecting an effective tax rate of 28% and 23%, respectively. The Company’s relatively high effective tax rate was the result of tax expenses relating to the surplus profit levy for the current period.

 ICL Group Limited Q2 2022 Results 13

Industrial Products Segment information as of June 30, 2022 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based, products, and functional fluids.

Results of operations

4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	486	410	980	808	1,617
Sales to external customers	478	406	966	800	1,601
Sales to internal customers	8	4	14	8	16
Segment Operating Income	191	114	379	219	435
Depreciation and amortization	15	14	30	31	65
Segment EBITDA	206	128	409	250	500
Capital expenditures	18	14	40	31	74

Highlights and business environment

•
Sales of bromine-based flame retardants increased year-over-year mainly due to higher pricing in most market segments, such as electronics, EVs, construction, and textiles. However, electronics demand was softer.

•	The segment recorded lower year-over-year sales of elemental bromine, driven by COVID-19 related lockdown restrictions in China.

•	Higher oil prices led to increased drilling activities in several areas and higher year-over-year demand for clear brine fluids.

•	Sales of the segment's phosphorus-based flame retardants decreased year-over-year, following the reemergence of production and exports from China.

•	Most of the segment's magnesia and calcium product lines are sold out due to strong demand in the dietary supplements market.

•	Sales of Dead Sea salts increased year-over-year due to higher pricing, mainly of industrial KCl for the oil drilling market.

 ICL Group Limited Q2 2022 Results 14

Industrial Products Segment information as of June 30, 2022 (Unaudited)

Results analysis for the period April – June 2022

Sales	Expenses	Operating income
$ millions
Q2 2021 figures	410	(296)	114
Quantity	(47)	33	(14)
Price	135	-	135
Exchange rates	(12)	7	(5)
Raw materials	-	(18)	(18)
Energy	-	(1)	(1)
Transportation	-	(8)	(8)
Operating and other expenses	-	(12)	(12)
Q2 2022 figures	486	(295)	191

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, as well as bromine-based industrial solutions, mainly elemental bromine. This decrease was partially offset by a sales volume increase of clear brine fluids.

-	Price – The positive impact on operating income was due to higher selling prices of bromine and phosphorus-based flame retardants, as well as bromine industrial solutions, mainly elemental bromine.

-
Exchange rates – The unfavorable impact on operating income was primarily related to depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily due to an increase in prices of raw materials used in the production of phosphorus-based flame retardants.

-	Transportation - The negative impact on operating income primarily resulted from higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalties payments due to higher revenue.

 ICL Group Limited Q2 2022 Results 15

Industrial Products Segment information as of June 30, 2022 (Unaudited)

Results analysis for the period January – June 2022

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	808	(589)	219
Quantity	(94)	66	(28)
Price	285	-	285
Exchange rates	(19)	8	(11)
Raw materials	-	(44)	(44)
Energy	-	(4)	(4)
Transportation	-	(16)	(16)
Operating and other expenses	-	(22)	(22)
YTD 2022 figures	980	(601)	379

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, as well as bromine-based industrial solutions, mainly elemental bromine and clear brine fluids.

-	Price – The positive impact on operating income was due to higher selling prices of bromine and phosphorus-based flame retardants, as well as bromine industrial solutions, mainly elemental bromine.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on the segment’s operating income was primarily related to higher prices of raw materials used in production of bromine- and phosphorus-based flame retardants.

-	Transportation – The negative impact on the segment’s operating income was primarily related to higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalties payments due to higher revenues.

 ICL Group Limited Q2 2022 Results 16

Potash Segment information as of June 30, 2022 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium, and electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also includes the production and sale of pure magnesium and magnesium alloys, as well as the production and sale of chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity to ICL companies in Israel (surplus electricity is sold to external customers) and steam to all facilities at the Sodom site.

Results of operations

4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	951	380	1,746	729	1,776
Potash sales to external customers	810	296	1,458	550	1,401
Potash sales to internal customers	50	27	93	49	94
Other and eliminations (1)	91	57	195	130	281
Gross Profit	698	154	1,221	289	870
Segment Operating Income	576	42	986	71	399
Depreciation and amortization	40	38	80	71	148
Segment EBITDA	616	80	1,066	142	547
Capital expenditures	113	68	175	127	270
Average realized price (in $) (2)	750	281	675	269	337

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of excess electricity produced by ICL’s power plants at the Dead Sea in Israel.

(2)
The average realized price (dollar per ton) of potash is calculated by dividing total potash revenue by total sales quantities. The difference between the Free on Board (FOB) price and the average realized price is primarily due to marine transportation costs, local market (Israel) sales and internal consumption sales.

Highlights and business environment

•	ICL's average potash realized price per ton of $750 was 25% higher compared to the first quarter of 2022 and 167% higher year-over-year.

•
During the second quarter, the Grain Price Index decreased following lower prices for wheat, soybean and corn which decreased by 12.2%, 4.7%, and 2.3%, respectively. However, the Index remained high compared to the previous quarter. The wheat price decrease is due to a forecast of significant increases in exports, including by Ukraine, despite its war with Russia, which is easing supply concerns. The decrease in soybean price is related to lower demand by China due to declining pork requirements. The decline in the corn price relates mainly to forecasted imports of corn by China and an increase in production by Ukraine.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA (United States Department of Agriculture) in June 2022, shows a decrease in the expected ratio of global inventories of grains to consumption to 28.2% for the 2022/23 agriculture year, compared to 28.7% for the 2021/22 agriculture year, and 29.3% for the 2020/21 agriculture year.

 ICL Group Limited Q2 2022 Results 17

Potash Segment information as of June 30, 2022 (Unaudited)

•
Potash prices continued to rise globally during the beginning of the second quarter. This trend continued in Asia toward the end of the quarter due to tight supply, including in China, which continued its imports from Laos via a new cross-border rail line, but also from Belarus despite the related sanctions imposed by the US, EU, UK and Canada. In contrast, in the US and Brazil the above trend reversed toward the end of the second quarter due to decreasing demand in parallel with declining soybean prices, as described above, supported by availability of imports from Russia, despite the war with Ukraine, leading to a significant buildup of stocks in Brazil. For additional information on potash prices and imports in key markets, see the “Global potash market - average prices and imports” table below.

ICL Dead Sea

•
In June 2022, unexpected flow of brine was discovered above ground at the outskirts of an alluvial fan area, which according to initial tests by the Company, appear to have resulted from a combination of seepage from a certain area of the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9), which according to the Company's estimations does not exceed the approved design specifications of P-9, and unique ground conditions. The Company has acted, and is continuously acting, to explore solutions for the short and long term and to rectify any environmental impacts caused to the extent required. For further information please see note 6 to the Company’s interim Financial Statements.

ICL Iberia

•
Operational challenges and geological challenges at ICL Iberia’s mine negatively impacted production during the second quarter. ICL Iberia has initiated performance improvement measurements, which are expected to increase production during the second half of the year. In addition, a ramp-up at the sites flotation plant is planned for the third quarter. These actions will enable ICL Iberia to reach and sustain a one-million-ton production level while lowering its cost per ton.

Metal Magnesium

•	Metal Magnesium sales increased year-over-year due to annual contracts secured at higher prices following continuous recovery of demand in global end-markets.

 ICL Group Limited Q2 2022 Results 18

Potash Segment information as of June 30, 2022 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices		04-06/2022	04-06/2021	VS Q2 2021	01-03/2022	VS Q1 2022
Granular potash – Brazil	CFR spot ($ per ton)	1,115	383	191.1%	877	27.1%
Granular potash – Northwest Europe	CIF spot/contract (€ per ton)	869	256	239.5%	618	40.6%
Standard potash – Southeast Asia	CFR spot ($ per ton)	929	281	230.6%	656	41.6%
Potash imports
To Brazil	million tons	3.6	3	20.0%	3.1	16.1%
To China	million tons	2	2	-	2.1	(4.8)%
To India	million tons	0.55	0.59	(6.8)%	0.72	(23.6)%

Sources: CRU (Fertilizer Week Historical Price: July 2022), FAI, Brazilian and Chinese customs data.

Potash – Production and Sales

Thousands of tons	4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
Production	1,211	1,022	2,304	2,174	4,514
Total sales (including internal sales)	1,147	1,148	2,297	2,223	4,434
Closing inventory	362	226	362	226	355

Second quarter 2022

-
Production – Production was 189 thousand tons higher year-over-year mainly due to an increase in production as a result of operational improvements implemented at ICL Dead Sea, in addition to the previous year production shutdown in April 2021 (which in 2022 occurred in March), as well as higher production at ICL Iberia, following the connection of a ramp to the Cabanasses mine.

-	Sales – The quantity of potash sold was 1 thousand tons lower year-over-year, as sales quantities to China, India, the US, the UK and Spain were lower, offset by higher sales to Brazil.

First half 2022

-
Production – In the six-month period ended June 30, 2022, potash production was 130 thousand tons higher than the corresponding period last year, mainly due to higher production at ICL Iberia following the connection of the ramp to the Cabanasses mine and the operational improvements implemented at ICL Dead Sea.

-
Sales – The quantity of potash sold in the six-month period ended June 30, 2022, was 74 thousand tons higher year-over-year, mainly due to higher sales to Brazil, India and the Netherlands, partially offset by lower sales to China and the UK.

 ICL Group Limited Q2 2022 Results 19

Potash Segment information as of June 30, 2022 (Unaudited)

Results analysis for the period April – June 2022

Sales	Expenses	Operating income
$ millions
Q2 2021 figures	380	(338)	42
Quantity	(4)	-	(4)
Price	603	-	603
Exchange rates	(28)	11	(17)
Raw materials		(4)	(4)
Energy	-	(14)	(14)
Transportation	-	(12)	(12)
Operating and other expenses	-	(18)	(18)
Q2 2022 figures	951	(375)	576

-	Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of potash from the ICL Dead Sea site.

-	Price – The positive impact on operating income resulted primarily from an increase of $469 in the average realized price per ton of potash year-over-year.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Energy - The negative impact on operating income was due to an increase in electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine and inland transportation costs.

-	Operating and other expenses - The negative impact on operating income was primarily related to higher operational costs and royalty payments due to higher revenues.

 ICL Group Limited Q2 2022 Results 20

Potash Segment information as of June 30, 2022 (Unaudited)

Results analysis for the period January – June 2022

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	729	(658)	71
Quantity	13	(15)	(2)
Price	1,044	-	1,044
Exchange rates	(40)	13	(27)
Raw materials		(4)	(4)
Energy	-	(26)	(26)
Transportation	-	(21)	(21)
Operating and other expenses	-	(49)	(49)
YTD 2022 figures	1,746	(760)	986

-	Quantity – The minor negative impact on operating income was primarily related to a decrease in sales volumes of potash from the ICL Dead Sea site.

-	Price – The positive impact on operating income resulted primarily from an increase of $406 in the average realized price per ton of potash year-over-year.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Energy - The negative impact on operating income was due to an increase in electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalty payments due to higher revenues.

 ICL Group Limited Q2 2022 Results 21

Phosphate Solutions Segment information as of June 30, 2022 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $493 million and operating income of $117 million in the second quarter of 2022, were approximately 50% and 216% higher, respectively, compared to the second quarter of 2021. The increase in operating income was driven mainly by strong sales volumes and higher prices, which offset increased raw material prices and production costs. Despite ongoing supply chain challenges, the segment’s global production footprint enabled it to provide reliable supply to its customers worldwide.

Sales of phosphate commodities amounted to $422 million, approximately 67% higher than the second quarter of 2021, mostly due to a significant increase in market prices. Operating income of $151 million, a year-over-year increase of $111 million, was mostly due to higher prices and strong results from YPH, partially offset by higher costs of raw materials, mainly sulphur.

Results of operations

4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	915	582	1,713	1,084	2,254
Sales to external customers	832	539	1,580	1,006	2,087
Sales to internal customers	83	43	133	78	167
Segment Operating Income	268	77	468	119	294
Depreciation and amortization*	47	56	94	108	207
Segment EBITDA	315	133	562	227	501
Capital expenditures	60	67	109	115	228

* For Q2 2022, comprised of $14 million in phosphate specialties and $33 million in phosphate commodities. For Q2 2021, $13 million in phosphate specialties and $43 million in phosphate commodities.

Highlights and business environment

•	The specialty phosphates business benefited from strong demand and increased prices in all regions, despite continuing supply-chain challenges that impacted raw material prices and production costs.

•	White phosphoric acid (WPA) sales increased year-over-year, driven by strong sales volumes and higher prices in all regions, partially offset by increasing raw material costs.

•
The Company's YPH J.V. in China continued to experience growing demand for specialty phosphates based on phosphoric acid, used in Cathode Active Materials (CAM) for lithium iron phosphate (LFP), designed for electric vehicle batteries and other energy storage solutions.

•
Sale of dairy proteins increased substantially year-over-year driven by strong demand for the segment's specialty milk powders, including an innovative milk protein which provides for better taste and texture in Greek yogurt and other food applications.

 ICL Group Limited Q2 2022 Results 22

Phosphate Solutions Segment information as of June 30, 2022 (Unaudited)

•
Phosphate fertilizer prices continued to increase in the second quarter, compared to the previous quarter, but moderated somewhat toward the end of the quarter due to increased supply and lower crop prices. Increased supply was attributed to the renewal of China's exports following a relief in government ban on exports, the continuation of exports from Russia, and the cancellation by Turkey of its DAP exports ban. Trends in the global DAP/MAP markets include:

-
In India DAP prices increased for most of the second quarter compared to the previous quarter but decreased toward the end of the quarter, as a result of greater availability of imports from Saudi Arabia and Russia. In addition, India’s Department of Fertilizers limited maximum imported DAP prices to between $920 and $925/ton CFR India, and a relatively low DAP subsidy for the 2022/23 agriculture year was announced in April.

-	In the US DAP/MAP prices increased compared to the previous quarter but decreased towards the end of the quarter, due to drought weather conditions that weighed on the agricultural sector.

-
In Brazil MAP prices increased compared to the first quarter, but later decreased during the quarter due to a build-up of domestic stocks, resulting from available imports from Russia and a decrease in demand resulting from lower crop prices.

•	During the quarter global sulphur market prices increased but at a slower pace of growth during the quarter, following downstream phosphate fertilizers prices.

•
OCP (Morocco) did not conclude its phosphoric acid supply contracts to India for the second and third quarters due to ongoing negotiations. In February 2022, OCP reported that its Imacid joint venture concluded its first quarter phosphoric acid supply contract with India at a price of $1,530 per ton (CFR 100% P2O5), an increase of $200 per ton compared to the previous quarter. OCP indicated that it does not intend to announce its contracts prices in the near future. In July, IFFCO (India) agreed to phosphoric acid supply contracts with multiple suppliers for the second and third quarters of 2022 at $1,715 per ton (CFR 100% P2O5), an increase of $185 per ton over the first quarter's prices.

 ICL Group Limited Q2 2022 Results 23

Phosphate Solutions Segment information as of June 30, 2022 (Unaudited)

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per ton	04-06/2022	04-06/2021	VS Q2 2021	01-03/2022	VS Q1 2022
DAP	CFR India Bulk Spot	955	565	69%	940	2%
TSP	CFR Brazil Bulk Spot	1034	527	96%	813	27%
SSP	CFR Brazil inland 18-20% P2O5 Bulk Spot	602	250	141%	435	38%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	455	185	146%	325	40%

Source: CRU (Fertilizer Week Historical Prices, July 2022).

Results analysis for the period April - June 2022

Sales	Expenses	Operating income
$ millions
Q2 2021 figures	582	(505)	77
Quantity	55	(44)	11
Price	315	-	315
Exchange rates	(37)	27	(10)
Raw materials	-	(114)	(114)
Energy	-	(2)	(2)
Transportation	-	(7)	(7)
Operating and other expenses	-	(2)	(2)
Q2 2022 figures	915	(647)	268

-
Quantity – The positive impact on operating income was primarily related to strong sales volumes of acids and salts, mainly in Asia and Europe. This trend was partly offset by a decrease in sales volumes of phosphate fertilizers.

-	Price – The positive impact on operating income was primarily related to an increase in the selling prices of phosphate fertilizers, acids, salts, and phosphate-based food additives.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro and the average exchange rate of the Chinese yuan against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to higher prices of sulphur consumed during the quarter.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine and inland transportation costs.

 ICL Group Limited Q2 2022 Results 24

Phosphate Solutions Segment information as of June 30, 2022 (Unaudited)

Results analysis for the period January – June 2022

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	1,084	(965)	119
Quantity	134	(92)	42
Price	544	-	544
Exchange rates	(49)	35	(14)
Raw materials	-	(201)	(201)
Energy	-	(4)	(4)
Transportation	-	(11)	(11)
Operating and other expenses	-	(7)	(7)
YTD 2022 figures	1,713	(1,245)	468

-	Quantity – The positive impact on operating income was driven mainly by strong sales volumes of acids, salts, phosphate fertilizers, and phosphate-based food additives.

-	Price – The positive impact on operating income was primarily related to an increase in the selling prices of phosphate fertilizers, acids, salts, and phosphate-based food additives.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to higher prices of sulphur consumed during the quarter.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher payments of royalties, as well as higher operational costs.

 ICL Group Limited Q2 2022 Results 25

Innovative Ag Solutions Segment information as of June 30, 2022 (Unaudited)

Innovative Ag Solutions

The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate, polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. ICL works continuously to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), the FertilizerpluS range, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, it decided to change its managerial structure so that, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the potash and phosphate solutions segments, respectively, to the Innovative Ag Solutions segment. Comparative figures have been restated to reflect the structural change of the reportable segments.

Results of operations

4-6/2022	4-6/2021	1-6/2022	1-6/2021	1-12/2021
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	700	334	1,266	674	1,670
Sales to external customers	689	331	1,245	668	1,644
Sales to internal customers	11	3	21	6	26
Segment Operating Income	141	21	234	41	135
Depreciation and amortization	14	13	31	26	62
Segment EBITDA	155	34	265	67	197
Capital expenditures	21	10	38	*23	*74

*	Not including capital expenditures as part of the business combination. For further information, see Note 3 to the Company’s Interim Financial Statements.

Highlights and business environment

•	The Innovative Ag Solution segment's profit for the second quarter increased year-over-year mainly due to higher selling prices in most regions and business lines.

•	The increase in market prices was driven by higher raw material prices, primarily nitrogen, phosphate, and potash.

•
Sales to the specialty agriculture market increased year-over-year, due to higher sales prices of straights fertilizers, liquid NPK's, water soluble NPK's, and controlled-release fertilizers, as well as the strong performance of newly acquired companies in Brazil. An increase in selling prices was prevalent in all regions.

•	Sales of the Turf and Ornamental business (T&O) increased year-over-year mainly due to higher selling prices.

 ICL Group Limited Q2 2022 Results 26

Innovative Ag Solutions Segment information as of June 30, 2022 (Unaudited)

•	Sales of Fertilizerplus (the Company’s Polysulphate line of products) increased year-over-year due to higher selling prices and sales volumes.

•
In June 2022, ICL announced it signed a long-term agreement with India Potash Limited (IPL) to supply Polysulphate through 2026, with a renewal option. The five-year term is for an aggregate amount of 1 million metric tons, with quantities increasing for each year of the agreement. Each shipment will be a minimum of 25,000 tons and equally distributed across the calendar year, with prices and payment terms to be fixed between IPL and ICL from time to time. The availability of Polysulphate is expected to help boost the Government of India’s organic agriculture program.

ICL Boulby

•	In the second quarter of 2022, the production of Polysulphate increased by 20% year-over-year to 246 thousand tons.

Results analysis for the period April – June 2022

Sales	Expenses	Operating income
$ millions
Q2 2021 figures	334	(313)	21
New Brazilian Business' contribution	177	(139)	38
Quantity	10	(8)	2
Price	215	-	215
Exchange rates	(36)	31	(5)
Raw materials	-	(90)	(90)
Energy	-	(7)	(7)
Transportation	-	(21)	(21)
Operating and other expenses	-	(12)	(12)
Q2 2022 figures	700	(559)	141

-	New Brazilian business' contribution - In July 2021, the Company completed its acquisition of the South American plant nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS).

-	Quantity – The positive impact on operating income was due to higher sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, primarily specialty agriculture and FertilizerpluS products.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers.

-	Energy – The negative impact on operating income was primarily due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

 ICL Group Limited Q2 2022 Results 27

Innovative Ag Solutions Segment information as of June 30, 2022 (Unaudited)

Results analysis for the period January – June 2022

Sales	Expenses	Operating income
$ millions
YTD 2021 figures	674	(633)	41
New Brazilian Business' contribution	302	(248)	54
Quantity	(22)	15	(7)
Price	360	-	360
Exchange rates	(48)	42	(6)
Raw materials	-	(149)	(149)
Energy	-	(15)	(15)
Transportation	-	(26)	(26)
Operating and other expenses	-	(18)	(18)
YTD 2022 figures	1,266	(1,032)	234

-	New Brazilian businesses' contribution – In July 2021, the company completed the acquisition of the South American Plant Nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS).

-	Quantity – The negative impact on operating income was due to lower sales volumes of specialty agriculture. This trend was partially offset by an increase in sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, primarily specialty agriculture and FertilizerpluS products.

-
Exchange rate –The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers.

-	Energy – The negative impact on operating income was primarily due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

 ICL Group Limited Q2 2022 Results 28

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the second quarter of 2022, cash flow provided by operating activities amounted to $627 million, compared to $242 million in the corresponding quarter last year. The increase was mainly due to stronger operating results in the current quarter.

Net cash used in investing activities

In the second quarter of 2022, net cash used in investing activities amounted to $264 million compared to $58 million in the corresponding quarter last year. The increase was mainly due to higher investment in property, plant and equipment and the settlement of the earn-out payment relating to the acquisition of ADS.

Net cash used in financing activities

In the second quarter of 2022, net cash used in financing activities amounted to $351 million, compared to $31 million in the corresponding quarter last year. The increase was mainly due to higher dividend payments and higher repayment of long-term debt in the current quarter.

Outstanding net debt

As of June 30, 2022, ICL’s net financial liabilities amounted to $2,241 million, a decrease of $208 million compared to December 31, 2021.

Credit facilities

The total amount of the Company's securitization facility framework is $300 million. As of June 30, 2022, ICL has utilized approximately $179 million of the facility’s framework.

ICL has long-term credit facilities of $1,200 million, of which $291 million were utilized as of June 30, 2022. Subsequent to the date of the report, in July 2022, the long-term credit facility decreased by $100 million following agreement on an early termination of one of the banks a few months prior to its official termination date. The updated total credit facility is $1,100 million.

In April 2022, the Company prepaid its MUFG credit facility loan of BRL180 million and terminated its BRL 230 million (about $48 million) credit facility in Brazil.

Ratings and financial covenants

Fitch Ratings

In June 2022, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

As of July 5, 2022, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of June 30, 2022, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

 ICL Group Limited Q2 2022 Results 29

Critical Accounting Estimates

In the six and three month period ended June 30, 2022, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

Board of Directors and Senior Management Updates

In March 2022, a temporary amendment to the Israeli Companies Regulations (Rules regarding Compensation and Expenses to an External Director) was published, allowing the boards of directors to adopt criteria for reclassification for compensation purposes, of participation of directors in meetings held electronically, as physical participation in meetings, during the period of a health condition was declared due to COVID-19. Accordingly, on May 25, 2022, the Company's Board of Directors adopted the criteria. Following implementation of the criteria, the Company paid the relevant directors additional compensation of approximately NIS 202 thousand.

On June 29, 2022, further to the recommendation of an appointment committee comprised of independent and non-independent board members, the Company’s Board of Directors appointed Ms. Michal Silverberg to serve as a director of the Company, effective as of July 1, 2022, until the next annual general meeting of shareholders of the Company.

Risk Factors

In the six and three month period ended June 30, 2022, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Legal Proceedings

For information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

 ICL Group Limited Q2 2022 Results 30

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2022 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the second quarter of 2022 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first quarter of 2022 published by the Company (the "prior quarterly report"), including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

 ICL Group Limited Q2 2022 Results 31

Consolidated Financial Statements (Unaudited)

As of June 30, 2022 in Millions of US Dollars

Condensed Consolidated Statements of Financial Position as of (Unaudited)

June 30, 2022	June 30, 2021	December 31, 2021
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	426	318	473
Short-term investments and deposits	90	92	91
Trade receivables	1,812	1,097	1,418
Inventories	1,857	1,207	1,570
Prepaid expenses and other receivables	572	524	357
Total current assets	4,757	3,238	3,909

Non-current assets
Deferred tax assets	132	143	147
Property, plant and equipment	5,749	5,601	5,754
Intangible assets	867	725	867
Other non-current assets	273	373	403
Total non-current assets	7,021	6,842	7,171

Total assets	11,778	10,080	11,080

Current liabilities
Short-term debt	466	630	577
Trade payables	1,132	801	1,064
Provisions	53	55	59
Other payables	1,227	659	912
Total current liabilities	2,878	2,145	2,612

Non-current liabilities
Long-term debt and debentures	2,291	2,212	2,436
Deferred tax liabilities	450	368	384
Long-term employee liabilities	435	622	564
Long-term provisions and accruals	266	278	278
Other	62	76	70
Total non-current liabilities	3,504	3,556	3,732

Total liabilities	6,382	5,701	6,344

Equity
Total shareholders’ equity	5,153	4,201	4,527
Non-controlling interests	243	178	209
Total equity	5,396	4,379	4,736

Total liabilities and equity	11,778	10,080	11,080

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 33

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	December 31, 2021
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	2,880	1,617	5,405	3,127	6,955
Cost of sales	1,341	1,047	2,621	2,062	4,344

Gross profit	1,539	570	2,784	1,065	2,611

Selling, transport and marketing expenses	321	246	600	475	1,067
General and administrative expenses	74	67	143	129	276
Research and development expenses	17	14	35	29	64
Other expenses	6	25	6	30	57
Other income	(18)	(25)	(41)	(26)	(63)

Operating income	1,139	243	2,041	428	1,210

Finance expenses	138	64	205	62	216
Finance income	(124)	(34)	(157)	(12)	(94)

Finance expenses, net	14	30	48	50	122

Share in earnings of equity-accounted investees	-	1	-	1	4

Income before taxes on income	1,125	214	1,993	379	1,092

Taxes on income	540	64	751	87	260

Net income	585	150	1,242	292	832

Net income attributable to the non-controlling interests	22	10	47	17	49

Net income attributable to the shareholders of the Company	563	140	1,195	275	783

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.44	0.11	0.93	0.22	0.61

Diluted earnings per share (in dollars)	0.44	0.11	0.93	0.22	0.60

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,286,380	1,281,977	1,286,097	1,281,192	1,282,807

Diluted (in thousands)	1,291,696	1,285,658	1,291,243	1,284,873	1,287,051

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 34

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	December 31, 2021
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	585	150	1,242	292	832

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(194)	46	(137)	(18)	(105)
Change in fair value of cash flow hedges transferred to the statement of income	59	(13)	76	16	(15)
Effective portion of the change in fair value of cash flow hedges	(90)	11	(109)	(26)	13
Tax relating to items that will be reclassified subsequently to net income	7	-	8	2	-
	(218)	44	(162)	(26)	(107)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	-	91	-	119	155
Actuarial gains from defined benefit plans	18	8	60	18	85
Tax relating to items that will not be reclassified to net income	(3)	(13)	(10)	(15)	(44)
	15	86	50	122	196

Total comprehensive income	382	280	1,130	388	921

Comprehensive income attributable to the non-controlling interests	9	14	34	20	54

Comprehensive income attributable to the shareholders of the Company	373	266	1,096	368	867

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 35

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	December 31, 2021
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	585	150	1,242	292	832
Adjustments for:
Depreciation and amortization	119	124	241	241	490
Reversal of fixed assets impairment	-	(9)	-	(9)	(6)
Exchange rate, interest and derivative, net	75	-	116	53	99
Tax expenses	540	64	751	87	260
Change in provisions	(41)	12	(59)	(9)	(4)
Other	6	8	(14)	10	(21)
	699	199	1,035	373	818

Change in inventories	(208)	(3)	(295)	27	(267)
Change in trade receivables	21	(27)	(448)	(174)	(426)
Change in trade payables	105	36	99	75	274
Change in other receivables	(89)	(31)	(90)	(40)	9
Change in other payables	(52)	(17)	(9)	(29)	107
Net change in operating assets and liabilities	(223)	(42)	(743)	(141)	(303)

Interest paid, net	(39)	(37)	(55)	(55)	(89)
Income taxes paid, net of refund	(395)	(28)	(527)	(21)	(193)

Net cash provided by operating activities	627	242	952	448	1,065

Cash flows from investing activities
Proceeds (payments) from deposits, net	(30)	90	(38)	98	355
Business combinations	(18)	-	(18)	(64)	(365)
Purchases of property, plant and equipment and intangible assets	(220)	(151)	(351)	(298)	(611)
Proceeds from divestiture of assets and businesses, net of transaction expenses	2	1	22	1	39
Other	2	2	14	2	3
Net cash used in investing activities	(264)	(58)	(371)	(261)	(579)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(307)	(67)	(476)	(101)	(276)
Receipt of long-term debt	190	187	533	497	1,230
Repayments of long-term debt	(259)	(144)	(615)	(455)	(1,120)
Receipts (repayments) of short-term debt, net	25	25	(72)	(16)	(58)
Receipts (payments) from transactions in derivatives	-	(32)	19	(18)	(17)
Other	-	-	-	-	(3)
Net cash used in financing activities	(351)	(31)	(611)	(93)	(244)

Net change in cash and cash equivalents	12	153	(30)	94	242
Cash and cash equivalents as of the beginning of the period	439	157	473	214	214
Net effect of currency translation on cash and cash equivalents	(25)	8	(17)	10	17
Cash and cash equivalents as of the end of the period	426	318	426	318	473

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 36

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2022
Balance as of April 1, 2022	548	225	(387)	138	(260)	4,819	5,083	234	5,317

Share-based compensation	-	2	-	2	-	-	4	-	4
Dividends	-	-	-	-	-	(307)	(307)	-	(307)
Comprehensive income	-	-	(181)	(24)	-	578	373	9	382
Balance as of June 30, 2022	548	227	(568)	116	(260)	5,090	5,153	243	5,396

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2021
Balance as of April 1, 2021	546	207	(397)	43	(260)	3,861	4,000	164	4,164

Share-based compensation	1	10	-	(9)	-	-	2	-	2
Dividends	-	-	-	-	-	(67)	(67)	-	(67)
Comprehensive Income	-	-	42	77	-	147	266	14	280
Balance as of June 30, 2021	547	217	(355)	111	(260)	3,941	4,201	178	4,379

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 37

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	-	3	-	3	-	-	6	-	6
Dividends	-	-	-	-	-	(476)	(476)	-	(476)
Comprehensive income	-	-	(124)	(25)	-	1,245	1,096	34	1,130
Balance as of June 30, 2022	548	227	(568)	116	(260)	5,090	5,153	243	5,396

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	1	13	-	(10)	-	-	4	-	4
Dividends	-	-	-	-	-	(101)	(101)	-	(101)
Comprehensive income	-	-	(21)	99	-	290	368	20	388
Balance as of June 30, 2021	547	217	(355)	111	(260)	3,941	4,201	178	4,379

The accompanying notes are an integral part of these condensed consolidated financial statements

ICL Group Limited Quarterly Report 38

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2021
Balance as of January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	2	20	-	(16)	-	-	6	-	6
Dividends	-	-	-	-	-	(276)	(276)	(3)	(279)
Comprehensive income	-	-	(110)	132	-	845	867	54	921
Balance as of December 31, 2021	548	224	(444)	138	(260)	4,321	4,527	209	4,736

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2021 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Classifications

The Company made a number of insignificant classifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

ICL Group Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

As the Company continues to focus on targeting long-term growth through its diversified specialty solutions, it decided to change its managerial structure so that, as of January 2022, the activities of ICL Boulby and other European business components were allocated from the potash and phosphate solutions segments, respectively, to the Innovative Ag Solutions segment. Comparative figures have been restated in order to reflect the structural change of the reportable segments.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, magnesium and electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also includes production and sales of pure magnesium and magnesium alloys, as well as production and sales of chlorine and sylvinite. In addition, the segment sells salt products produced in its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (surplus electricity is sold to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

ICL Group Limited Quarterly Report 41

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, while integrating and generating synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), organic fertilizers, water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Innovative Ag Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

ICL Group Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2022

Sales to external parties	478	877	832	689	4	-	2,880
Inter-segment sales	8	74	83	11	1	(177)	-
Total sales	486	951	915	700	5	(177)	2,880

Segment operating income (loss)	191	576	268	141	(1)	(36)	1,139
Other income not allocated to the segments							-
Operating income							1,139

Financing expenses, net							(14)
Income before income taxes							1,125

Depreciation and amortization	15	40	47	14	-	3	119

Capital expenditures	18	113	60	21	3	2	217

ICL Group Limited Quarterly Report 43

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2021

Sales to external parties	406	334	539	331	7	-	1,617
Inter-segment sales	4	46	43	3	-	(96)	-
Total sales	410	380	582	334	7	(96)	1,617

Segment profit (loss)	114	42	77	21	(2)	(16)	236
Other expenses not allocated to the segments							7
Operating income							243

Financing expenses, net							(30)
Share in earnings of equity-accounted investees							1
Income before income taxes							214

Depreciation, amortization and impairment	14	38	56	13	1	(7)	115

Capital expenditures	14	68	67	10	2	3	164

ICL Group Limited Quarterly Report 44

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2022

Sales to external parties	966	1,605	1,580	1,245	9	-	5,405
Inter-segment sales	14	141	133	21	2	(311)	-
Total sales	980	1,746	1,713	1,266	11	(311)	5,405

Segment operating income (loss)	379	986	468	234	(4)	(44)	2,019
Other income not allocated to the segments							22
Operating income							2,041

Financing expenses, net							(48)
Income before income taxes							1,993

Depreciation and amortization	30	80	94	31	1	5	241

Capital expenditures	40	175	109	38	4	4	370

ICL Group Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2021

Sales to external parties	800	639	1,006	668	14	-	3,127
Inter-segment sales	8	90	78	6	1	(183)	-
Total sales	808	729	1,084	674	15	(183)	3,127

Segment profit (loss)	219	71	119	41	(4)	(25)	421
Other expenses not allocated to the segments							7
Operating income							428

Financing expenses, net							(50)
Share in earnings of equity-accounted investees							1
Income before income taxes							379

Depreciation, amortization and impairment	31	71	108	26	1	(5)	232

Capital expenditures	31	127	115	23	3	6	305
Capital expenditures as part of business combination	-	-	-	70	-	-	70

ICL Group Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2021

Sales to external parties	1,601	1,598	2,087	1,644	25	-	6,955
Inter-segment sales	16	178	167	26	3	(390)	-
Total sales	1,617	1,776	2,254	1,670	28	(390)	6,955

Segment operating income (loss)	435	399	294	135	(8)	(61)	1,194
Other income not allocated to the segments							16
Operating income							1,210

Financing expenses, net							(122)
Share in earnings of equity-accounted investees							4
Income before income taxes							1,092

Depreciation amortization and impairment	65	148	207	62	2	-	484

Capital expenditures	74	270	228	74	6	17	669
Capital expenditures as part of business combination	-	-	-	377	-	-	377

ICL Group Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2022		4-6/2021		1-6/2022		1-6/2021		1-12/2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	797	28	230	14	1,287	24	316	10	1,178	17
China	421	15	255	16	870	16	500	16	1,060	15
USA	326	11	245	15	706	13	520	17	1,091	16
United Kingdom	127	4	88	5	246	5	215	7	386	6
India	107	4	61	4	184	3	86	3	213	3
Germany	106	4	94	6	220	4	189	6	345	5
Spain	101	4	66	4	196	4	148	5	280	4
Israel	98	3	75	5	181	3	138	4	291	4
Netherlands	92	3	29	2	153	3	62	2	127	2
France	89	3	67	4	167	3	141	5	270	4
All other	616	21	407	25	1,195	22	812	25	1,714	24
Total	2,880	100	1,617	100	5,405	100	3,127	100	6,955	100

ICL Group Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2022
South America	9	412	180	243	-	(16)	828
Europe	149	211	259	241	4	(58)	806
Asia	189	206	250	97	-	(13)	729
North America	114	41	155	50	1	(2)	359
Rest of the world	25	81	71	69	-	(88)	158
Total	486	951	915	700	5	(177)	2,880

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2021
South America	22	104	106	31	-	(1)	262
Europe	142	86	155	173	6	(43)	519
Asia	148	117	150	54	-	(7)	462
North America	87	30	125	30	-	(1)	271
Rest of the world	11	43	46	46	1	(44)	103
Total	410	380	582	334	7	(96)	1,617

ICL Group Limited Quarterly Report 49

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2022
South America	20	656	297	389	-	(18)	1,344
Europe	305	360	471	492	9	(107)	1,530
Asia	400	438	489	163	-	(24)	1,466
North America	211	141	325	99	1	(3)	774
Rest of the world	44	151	131	123	1	(159)	291
Total	980	1,746	1,713	1,266	11	(311)	5,405

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2021
South America	35	128	164	45	-	(1)	371
Europe	286	241	301	388	13	(82)	1,147
Asia	278	187	290	102	-	(11)	846
North America	182	86	239	62	1	(4)	566
Rest of the world	27	87	90	77	1	(85)	197
Total	808	729	1,084	674	15	(183)	3,127

ICL Group Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2021
South America	64	467	343	436	-	(5)	1,305
Europe	530	430	611	727	23	(162)	2,159
Asia	597	478	617	206	1	(23)	1,876
North America	363	209	491	127	1	(5)	1,186
Rest of the world	63	192	192	174	3	(195)	429
Total	1,617	1,776	2,254	1,670	28	(390)	6,955

ICL Group Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2022		June 30, 2021		December 31, 2021
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	343	327	106	112	407	408
Debentures bearing fixed interest
Marketable	1,341	1,292	1,495	1,713	1,524	1,730
Non-marketable	196	198	196	210	195	208
	1,880	1,817	1,797	2,035	2,126	2,346

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	June 30, 2022	June 30, 2021	December 31, 2021
	$ millions	$ millions	$ millions
Investments at fair value through other comprehensive income	-	180	-

Level 2	June 30, 2022	June 30, 2021	December 31, 2021
	$ millions	$ millions	$ millions
Derivatives designated as economic hedge, net	(27)	(3)	15
Derivatives designated as cash flow hedge, net	(1)	77	120
	(28)	74	135

ICL Group Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

1.
On March 30, 2022, the general meeting of shareholders approved an equity-based award in the form of about 3 million non-marketable and non-transferable stock options for the years 2022 – 2024, under the amended 2014 Equity Compensation Plan, to the CEO and Chairman of the Board. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months and 36 months from the grant date (March 30, 2022). The fair value at the grant date was about $8 million.

2.	During the six and three-month periods ended June 30, 2022, 2.1 million options and 1.2 million options were exercised, respectively.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 8, 2022	March 8, 2022	169	0.13
May 10, 2022	June 15, 2022	307	0.24
July 26, 2022 *	September 14, 2022	375	0.29

*    The dividend will be distributed on September 14, 2022, with a record date for eligibility of August 31, 2022.

ICL Group Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Further to Note 15 to the Annual Financial Statements regarding the calculation of the Surplus Profit Levy, according to the Israeli Law for Taxation of Profits from Natural Resources (hereinafter - the Law), at the end of June 2022, a settlement agreement was signed with the Israeli Tax Authority, which entered into force on July 26, 2022. The settlement agreement provides final assessments for the tax years 2016-2020, as well as outlines understandings for the calculation of the levy for the years from 2021 and onwards.

In the second quarter of 2022, the Company recorded tax expenses for prior years in the amount of $188 million, including interest and linkage and net of corporate income tax, of which $124 million was in connection with the understandings reached regarding the measurement of fixed assets in the said final assessments (for 2016-2020).

2.
In June 2022, an unexpected flow of brine was discovered above the ground at the outskirts of an alluvial fan area, which seems according to initial tests by the Company, appears to have resulted from a combination of seepage from a certain area of the feeder canal of ICL Dead Sea’s pumping station P-9 (hereinafter P-9), which according to the Company's estimations does not exceed the approved design specifications of P-9, and unique ground conditions. The Company has acted and is continuously acting to explore solutions for the short and long term and to rectify any environmental impacts caused to the extent required, including, at the request of the Israeli Nature and Parks Authority, implementing a conservation project involving the installation of sealing sheets over a 1.4km long section of the 15km feeder canal in the area of the fan, a section that is required for the operational continuity of P-9 (hereinafter – the project). Completion of the project is expected within a few months. Currently, the Company implements complementary actions to prevent increased salinity flow to the surface. Execution of such actions is subject to the receipt of required permits and approvals from the relevant authorities. On June 28, 2022, as part of a hearing process, the District Director of the Ministry of Environmental protection recommended opening an investigation by the Green Police. As of the reporting date, the Company is not aware of any such investigation.

In the event of difficulties in the implementation of the Company’s actions, including due to objections by the authorities and/or a delay in obtaining the required permits and approvals, the operational continuity of P-9 may be impaired, which may lead also to a significant decline in the water level of Pond 5, which also serves as a beach for tourism purposes, and accordingly, may materially adversely affect the continued operations of the Company and its business and financial results. Considering the preliminary stage of the process and uncertainty relating to the final restoration plans to be determined by the relevant authorities, it is a difficult to estimate its outcome. Nevertheless, as of the reporting date, in the Company’s estimation, no material impact on the Company’s financial statements is expected.

3.
Further to Note 18 to the Company’s Annual Financial Statements regarding the regulation of Rotem Amfert Israel's Phosphogypsum storage area and the new approved master plan, in April 2022 Israel’s Planning Administration stated its position that the Company should pay insignificant fees to obtain required building permits. On June 16, 2022, the Tamar Regional Council rejected said position. As of the reporting date, the Company believes that it is more likely than not that its position will be accepted in a legal proceeding to determine the fees amounts under the current law.

ICL Group Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as of June 30, 2022 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

4.
Note 18 to the Annual Financial Statements provides disclosure regarding the application for certification of a class action against the Company for alleged environmental hazards that resulted from the leakage of wastewater to a groundwater aquifer in the vicinity of the Bokek stream. The leakage began in the 1970’ during which time the Company was government owned and ended by 2000. Following a decision in April 2022 by the Be'er Sheva District Court to dismiss the application with prejudice, the plaintiffs filed an appeal in June 2022 to Israel’s Supreme Court against the district court’s decision. It is difficult to estimate the outcome of the appeal at this preliminary stage.

5.
Further to Note 18 to the Annual Financial Statements, regarding Energean's continued delays in supply of natural gas (NG) and the measures that the Company is taking to secure its supply of NG until full gas supply is obtained from Energean, or other sources, during the first quarter of 2022, the Company signed NG supply agreements with various market sources, including Leviathan reservoir, to ensure the ongoing operations of its facilities in the coming months. Furthermore, following the Ministry of Energy’s directive to Israeli NG suppliers to ensure the full supply of NG required for the domestic market, and together with spot-base contracts in place, the Company believes it is more likely than not that it will obtain sufficient NG for its facilities in Israel until the full supply is obtained. The Company intends to exercise all its legal rights in connection with Energean's continuous delays.

6.
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in January 2022, the Company entered into a definitive agreement to sell its 50% share in the joint venture Novetide Ltd., which was accounted for according to the equity method. In March 2022, the sale transaction was completed. The sale's consideration is $33 million, of which $8 million represent an estimate for the fair value of a contingent consideration. As a result, the Company recognized a capital gain of $22 million.

7.
Further to Note 18 to the Annual Financial Statements, regarding the expansion of gypsum and flotation ponds at YPH, in April 2022, the Company received an official certification enabling the required expansion of the ponds.

ICL Group Limited Quarterly Report 55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 27, 2022